SilverCrest Reports Fourth Quarter 2022 Operational Results

and Provides Las Chispas Mine Update

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - January 31, 2023 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide fourth quarter operational results (Q4, 2022) and an update on activities at the Company's Las Chispas Mine ("Las Chispas" or the "Mine") located in Sonora, Mexico. All currency amounts herein are presented in United States Dollars, unless otherwise stated.

Q4, 2022 Highlights

  Commercial production declared on November 1, 2022, marking Q4, 2022 a ramp-up quarter.
  In the quarter, recovered metal, including inventory, was 11,940 ounces ("oz") of gold ("Au") and 1.20 million oz of silver ("Ag"), or 2.23 million oz of silver equivalent ("AgEq**"). Metal poured totaled 10,896 oz Au and 1.06 million oz Ag, or 2.01 million oz AgEq.
  Powerline was fully completed in November 2022 and the Mine is now energized by national grid power with improved stability.
  Underground mining averaged 700 tonnes per day ("tpd") below the 2021 Feasibility Study forecast of 750 tpd, but in line with the revised forecast of 600 to 700 tpd (see news release dated September 14, 2022).
  Processing plant operating metrics exceeded the 2021 Feasibility Study* for tonnage milled, plant availability and metallurgical recoveries with December 2022 average throughput of 1,318 tpd at 95.5% availability (in line with design of 1,250 tpd at 91.3% availability).
  At the end of 2022, the ore stockpiles were estimated at 261,600 tonnes below the 2021 Feasibility Study estimate of 311,200 tonnes due to a combination of higher processing rates and offset by lower mining rates than planned.
  An updated technical report ("Updated Technical Report") remains on schedule for Q2, 2023 and will form the basis for updated cost and production guidance. The 2021 Feasibility Study was based on Q3, 2020 costs which have been impacted by inflation and may also be impacted by changes to the mine plan.
  Exploration at Las Chispas focused on assisting operations with database management, grade control, drilling on new vein targets, and delineation drilling of planned mining stopes.
  Notable improvement in our 2022 Lost Time Injury Frequency Rate ("LTIFR")*** to 0.42 from 0.63 in 2021.
  Local community-based multi-year projects have advanced with a focus on water and sewage infrastructure.
  Released Task Force on Climate-Related Financial Disclosure ("TCFD") and Water Stewardship Reports, inaugural ESG report to follow in 2023.
  Financial position remains strong with debt refinancing completed at a lower rate and a reduction of debt outstanding by $40.0 million. Exited 2022 with $50.8 million in cash and $50.0 million in debt.

* NI 43-101 Technical Report & Feasibility Study on The Las Chispas Project dated January 4, 2021 (the "2021 Feasibility Study")

** AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag

***based on 200,000 work hours

Pierre Beaudoin, COO, remarked, "2022 was a pivotal year for SilverCrest with construction completed slightly ahead of schedule and under budget which is a rare achievement in this industry. This milestone set the positive tone for the ramp-up and declaration of commercial production in Q4, 2022. We are currently working on optimization of Las Chispas operations, and we expect to complete its Updated Technical Report in Q2, 2023 to provide the foundation for production and cost guidance going forward."

N. Eric Fier, CPG, P.Eng, and CEO, stated, "We are very pleased with our progress at Las Chispas. Within five months of our first metal pour we declared commercial production, refinanced our previous project financing facility, which we did not fully draw, and reduced our total debt outstanding from $90 million to $50 million. As we begin 2023, our focus is on generating revenue and using established cost controls to maximize free cash flow and pursue growth opportunities."

OPERATIONAL HIGHLIGHTS	Unit	Q4, 2022	FY 2022
Tonnes milled	tonnes	104,300	187,600
Gold
Recovered	oz	11,940	17,768
Average grade	gpt	3.67	3.05
Recovery	%	96.9%	96.5%

Silver
Recovered	million oz	1.20	1.74
Average grade	gpt	382	312
Recovery	%	93.3%	92.5%

Silver equivalent
Recovered	million oz	2.23	3.29
Average grade	gpt	701	577
Recovery	%	95.0%	94.4%

Table 1: Operational Statistics

Metal Recovered and Produced

The combination of better-than-expected throughput and processing recoveries led to greater recovered and produced metal (poured metal) than planned.  The variance between metal recovered and produced relates to metal inventory both in the plant and plant refinery and is largely a function of the plant ramp-up and is expected to become negligible as we stabilize the operation.

Figure 1 outlines the monthly metal recovered and processed grades since starting the processing plant in late May 2022. Since that time, recovered metal has totaled 17,768 oz Au and 1.74 million oz Ag, or 3.29 million oz AgEq which compared to the 2021 Feasibility Study of 12,249 oz Au and 1.18 million oz Ag, or 2.25 million oz AgEq. A total of 15,041 oz Au and 1.44 million oz Ag, or 2.75 million oz AgEq have been produced in 2022, which compares to the 2021 Feasibility Study plan of 10,449 oz Au and 1.00 million oz Ag, or 1.91 million oz AgEq.

2022 processed grades averaged 3.05 gpt Au and 312 gpt Ag, or 577 gpt AgEq as compared to the 2021 Feasibility Study plan of 2.53 gpt Au and 254 gpt Ag, or 474 gpt AgEq. The 2021 Feasibility Study plan for the use of lower grade stockpile material during the ramp-up was amended in Q4, 2022 to include more mined ore as we benefited from better-than-expected recoveries, thereby allowing for more information to be gathered on the Mine to Plant grade reconciliation.

Figure 1: Metal Recovered

Power

At the end of November 2022, the final permanent connection to the 33 kilovolt ("LV") powerline was completed and stability of the line has improved. The total contracted capacity of 7.6 megawatt ("MW") is expected to be sufficient to provide power for the life of mine.

Commercial Production

Effective November 1, 2022, the Company declared commercial production at Las Chispas, based on achieving a continuous two-month period operating the processing plant at a minimum of 80% capacity for its name plate design of 1,250 tpd or 1,000 tpd and showing a combined gold and silver recovery of greater than 85%.

Underground Mining

In 2022, an additional 8.0 km of underground development was completed at the Mine. The average mining rate for Q4, 2022 was 700 tpd, below original guidance of 750 tpd, but in line with the Company's revised guidance of 600 to 700 tpd.

A total of an estimated 201,100 tonnes of ore were mined from development and stoping activities in 2022, below the 2021 Feasibility Study projection of an estimated 214,400 tonnes. The variance was a result of lower productivity in resue mining stopes due to safety concerns and narrower vein widths in some areas. Long hole mining has progressed well and has achieved production and dilution rates as set out in the Feasibility Study.

Resue mining represented 22% of the tonnage in the 2022 mine plan and 12% in the 2021 Feasibility Study life of mine. As previously disclosed, SilverCrest decided to reduce the amount of resue mining utilized at Las Chispas, for safety and productivity reasons. In Q4, 2022, SilverCrest began converting resue stopes to cut and fill and expects to eventually convert some to longhole stopes. This has the potential to increase productivity with a lower cost mining method but could be offset by a potential increase to dilution relative to the resue method.  During this period a total of nine stopes originally designated for resue mining were converted to cut and fill.

In H1, 2023 it is expected that underground mining rates will be in the range of 650 to 700 tpd as the Company continues to work with the contractor to ramp-up the mine and outline the appropriate ramp-up through 2025 for inclusion in upcoming technical report. Underground mining will be focused on capital development which was slightly behind schedule in 2022 due to availability of equipment and labour. Work is underway to rectify these challenges, but it is expected that a readjustment of the mobile fleet will be required with the decrease in resue mining.

Grade reconciliation work is advancing internally and will be included in the Updated Technical Report.

Processing Plant

Since commissioning in late May 2022, the Las Chispas processing plant has performed in-line or ahead of 2021 Feasibility Study expectations on operating metrics.

In Q4, 2022 the processing plant continued to perform well as the Company continued to ramp-up, test and understand the plant's abilities to operate at higher rates. In the quarter, approximately 104,400 tonnes of ore were processed at a grade of 3.67 gpt Au and 382 gpt Ag, or 701 gpt AgEq. The average throughput in Q4, 2022 was 1,135 tpd which compared to the 2021 Feasibility Study plan of 1,143 tpd. Metallurgical recoveries in Q4, 2022 were 96.9% for Au and 93.3% for Ag, or 95.0% AgEq and the plant operated at 92.4% availability. The main operating challenge during the period was encountered in November 2022 when only one tailings filter (compared to a planned capacity for two) was available for the month. The issue has been resolved and both filters were operational for December 2022. Figure 2 provides an overview of the monthly tonnage and daily milling rates.

A total of approximately 187,600 tonnes have been processed since May 2022 startup compared to the 2021 Feasibility Study estimate of approximately 166,800 tonnes. While the increase in tonnes processed relative to plan contributed to a reduction in the stockpile relative to the original plan, the information gained was necessary and valuable during the commissioning process and ahead of the Updated Technical Report, especially for the tonnage fed directly from the mine to the plant as it will add valuable information in the Mine to Plant grade reconciliation.

Figure 2: Processing Plant Feed

Recoveries in 2022 tracked ahead of the planned ramp-up projections as shown in Figure 3. To date, recoveries have tracked above plan in part due to the use of higher consumables. Recoveries may vary in 2023 as SilverCrest begins to process higher grade stockpiled and mined ore, optimize consumable usage, implement cost controls, and refine operating parameters of the plant.

Figure 3: Processing Plant Recovery

Plant availability has continued to increase since the start of commissioning (Figure 4), with availability in December 2022 of 95.5%. The design Feasibility Study Plant availability for this period was estimated at 91.3%

Figure 4: Processing Plant Availability

While the processing plant ramp-up has generally been trending favorably when compared to the 2021 Feasibility Study ramp-up projections, minor modifications have been required through the circuit. The main changes were related to lower dissolved oxygen and premature failure of components in the tailing filters. While the Ausenco construction mandate was completed, they, along with the equipment suppliers, have been supportive in correcting these operational issues.

Costs

2022 was a construction and ramp-up year, and having only reached commercial production on November 1, 2022, accordingly, operating costs are not representative of a mature and optimized operating mining company. It is expected that unit operating costs will start being reported in 2023 financials and MD&A.

Throughout the transition to commercial production, costs across the operation have been impacted by the global inflation trend. Since the 2021 Feasibility Study estimated costs from a Q3, 2020 basis, Mexico has experienced inflation of approximately 18% in the last nine quarters, however many areas of the operation have seen higher levels of inflation.  The areas most impacted by inflation to date have been plant consumables and labour which have seen, in some cases, well above average cost increases. Mine operating costs may also be impacted by changes to underground mining methods, including the decrease in utilization of the resue mining method.

Stockpiles

At the end of 2022, the stockpiles were estimated at 261,600 tonnes below the 2021 Feasibility Study estimate of 311,200 tonnes due to a combination of higher processing rates offset by lower mining rates than planned.

The surface stockpiles remain a unique asset that will comprise a significant amount of the tonnage going to the plant in the early years of the mine life. The stockpiles provide flexibility during the ramp-up of the underground mine. The updated stockpile plan will be determined in conjunction with the rate of tonnes mined and the conclusions will be released in the Updated Technical Report.

Updated Technical Report

SilverCrest continues to advance the work required to complete the Updated Technical Report in Q2, 2023. This report will incorporate updated Mineral Resources and Reserves, updated metallurgical results, Mine to Plant reconciliation (mine, stockpile, and plant) including comparison to the 2021 Feasibility Study Mineral Resource estimate, a revised mine plan, and updated operating and sustaining costs arising from any potential changes to the mine plan and the impact of inflation from the Q3, 2020 cost base used in the 2021 Feasibility Study.

Safety, COVID-19, and Community

Safety remained a top priority at Las Chispas throughout 2022 and this focus resulted in an improvement in our main safety metrics, LTIFR and total recordable injury frequency rate ("TRIFR").  SilverCrest exited 2022 with an LTIFR of 0.42 and TRIFR of 3.58 per 200,000 work hours, an improvement from the end of 2021 rates of 0.63 and 4.11, respectively.

In Q4, 2022 the Company released its TCFD report and water stewardship plan. These reports focused on identifying and managing the key risks and opportunities for our stakeholders and helped in developing a multi-year major water infrastructure project that is focused on improving the sewage system and the water infrastructure for the local community, ranching, and farming industries. This investment, which began in 2022, includes upgrades to three main infrastructure areas which were considered priorities in discussion with the local community, and will continue in 2023.

Q4, 2022 and 2023 Exploration

In the quarter, exploration at Las Chispas focused on assisting operations with database management, grade control, drilling on new veins targets and delineation drilling of planned mining stopes.  El Picacho ("Picacho") exploration focused on surface generative work on new vein targets.

For 2022, exploration at Las Chispas focused on the transition to production through further infill and delineation drilling of planned mining stopes. Results of drilling completed to the end of July 2022 will be included in the mineral reserve estimate for the Updated Technical Report. There are currently four surface and underground exploration drills active at Las Chispas. Picacho exploration focused on expansion and infill drilling of current areas for potential mineral resources.  There are currently no drill rigs active at Picacho.

The Company's 2023 exploration budget will remain conservative until details from the Updated Technical Report emerge and will be evaluated on a half year basis. The H1, 2023 budget is approximately $4 million and will focus on mapping and sampling unexplored areas around Las Chispas and Picacho to generate new targets for drilling consideration in H2, 2023. Limited drilling has been completed outside of the known mineralized zones, as SilverCrest remains focused on prudent capital allocation during ramp-up. Results for 2022 exploration work will be announced in H1, 2023.

Financial Position

As of December 31, 2022, SilverCrest had cash and cash equivalents of $50.8 million. During Q4, 2022 SilverCrest refinanced its $90 million project finance facility with a lower rate bank facility and used $40 million of cash to reduce the total debt outstanding to $50 million. Quarterly repayments on this facility will begin in June 2023. The Company also has access to a $70 million revolving credit facility.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, that is focused on new exploration discoveries, value-added acquisitions, and production assets in Mexico's historic precious metal districts. The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. SilverCrest's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company completing a technical report update by Q2, 2023; publishing its inaugural ESG report in 2023; mining during H1, 2023 at a rate of 650 tpd to 700 tpd; having stable and sufficient power throughout the life of mine from the powerline; and generating new targets for drilling consideration in H2, 2023 at Las Chispas and Picacho through execution of its H1, 2023 budget. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies, the environment in which the Company will operate in the future, including the price of gold and silver, estimates of capital and operating costs, production estimates, estimates of mineral resources and metallurgical recoveries and mining operational risk; the reliability of mineralization estimates, mining and development costs, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1